Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We consent to incorporation by reference in the Registration Statements on Form S-8 (No. 333-127069 and 333-24703) of the H.B. Fuller Company of our report dated June 27, 2008 with respect to the statements of net assets available for benefits of the H.B. Fuller Company Thrift Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental schedules as of and for the year ended December 31, 2007, which report appears elsewhere in this December 31, 2007 annual report on Form 11-K.

By:	/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
June 27, 2008